Subsidiaries of Nuveen Churchill Direct Lending Corp.

The following list sets forth our consolidated subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:

Nuveen Churchill BDC SPV I, LLC (Delaware) – 100%

Nuveen Churchill BDC SPV II, LLC (Delaware) – 100%

Nuveen Churchill BDC SPV III, LLC (Delaware) – 100%

The subsidiaries listed above are consolidated for financial reporting purposes.